CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

March 16, 2018

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief

Re:	China Green Agriculture, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017 Filed October 19, 2017 Form 10-Q for the Quarter Ended December 31, 2017 Filed February 14, 2018 File No. 001-34260

Dear Ms. Raminpour:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 16, 2018 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2017 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (the “Form 10-Q”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2017

Financial Statements

Notes to Financial Statements

Note 3 – Inventories, page F-15

2.	We note your disclosure that during 2017 you sold compound fertilizers (finished goods) to certain parties at market prices, and purchased equivalent amount of simple fertilizers (raw material) from the same parties also at market price. Please clarify for us whether you recognized revenue on these sales of $58 million during fiscal 2017. If you recognized revenue on these amounts, please provide us more details as to whether these purchase agreements and sale agreements were entered into in contemplation of one another. As part of your response, please tell us if the purchase transaction is legally contingent upon the sale transaction. If there is no legal contingency, please tell us if the counterparties have a right to offset the obligations resulting from the purchase and sale transaction and if the purchase and sale transactions were entered into simultaneously. We may have further comment upon receipt of your response.

Response:

As its core business, our subsidiary, Gufeng, manufactures compound fertilizers or finished goods from various raw materials and sells compound fertilizers to its customers at market price. Typically, Gufeng’s customers are influential dealers and distributors who also have the relationship and negotiating power to source and sell a great variety of basic raw materials in large quantities across multiple markets, which Gufeng can use to make compound fertilizers. Therefore, in addition to selling them compound fertilizers, Gufeng can also purchase raw materials, such as some simple fertilizers, from these dealers. To effectively manage its supply chain, Gufeng sometimes sources to these same companies when they can timely deliver the needed volume in large quantities at an ordered price. During the fiscal year 2017, Gufeng purchased $58 million in simple fertilizers over time from a number of those dealers, to which Gufeng also sold $87 million of manufactured compound fertilizers. The sales to these dealer customers stood as accounts receivable when the payment remained due from them, and the purchases of raw materials from these companies were booked as accounts payable until we paid the invoices for the simple fertilizer raw materials. We recognized revenues from all the $87 million in compound fertilizers sold during the period. After the sales, certain accounts receivable was offset by the accounts payable over time, in an aggregate amount of $58 million.

The trading business of fertilizer products is a commodity market characterized by high volatility. As a manufacturer, Gufeng is subject to the market risks in the price of both its finished goods and raw materials. To manage this volatility and take advantage of favorable price movements, Gufeng monitors the price movement in the market daily and makes its purchase and sales decisions based on this data. Depending on market prices, Gufeng may choose to enter into a purchase contract or a sales contract. The transactions arising from these purchase and sale agreements are part of Gufeng’s routine business operations, and they were not entered simultaneously. Instead, they were negotiated and entered into from time to time based on current market conditions and are not bonded with each other. Specifically, there were no legal contingencies between the purchase transactions and the sales transactions. While the purchase and sales agreements don’t provide explicit rights or duties for a party to offset its obligation, the agreements also don’t limit the form of payment, either. The offset occurred as the result of the clearing settlement after the various transactions that had occurred. If there had been no such clearing settlements agreed upon by the parties, the resulting payables and receivables would have remained outstanding until being paid off. As these purchase transactions are part of Gufeng’s routine business, we recognized the revenues.

Note 9 – Loan Payables, page F-18

2.	Please revise to conclude the last sentence before the second table which begins “The loans No. 2 is guaranteed by Jinong’s…”

Response:

We will revise the disclosure in the last sentence before the second table in Note 9 as “The loans No. 2 is guaranteed by Jinong’s credit.” in the amended Form 10-K/A.

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Note 17 – Business Combinations, page F-25

3.	We note from page F-27 that you paid cash for the VIE acquisitions of $6.8 million during fiscal 2017. Please tell us where this cash flow outflow is reflected in your statements of cash flows. In this regard, it appears from Note 8 that the cash paid in the acquisition was included in Accrued Expenses and Other as of June 30, 2016 and was paid during fiscal 2017. It would appear that because this amount related to the payment for an acquisition, the cash outflow during fiscal 2017 should be included in the investing activities section of the statement of cash flow. Please advise or revise accordingly.

Response:

We made two rounds of acquisitions in June 2016 and January 2017 respectively. For the acquisitions made in June 2016, the purchase consideration included ¥37 million rmb in cash, which we originally recorded as $5.6 million acquisition payable in “Accrued Expenses and Other Payables” as of June 30, 2016. After we paid off this acquisition payable in fiscal year 2017, we recorded its payment of $5.4 million (using average exchange rate) in the “Cash Flows from Operating Activities” section in the Consolidated Statements of Cash Flows, which includes “Accrued Expenses and Other Payables”. As these cash outflows were related to the payment for business combinations, we will separate these cash outflows out of operating activities and include them in the investing activities section of the statement of cash flow in the amended Form 10-K/A.

For the acquisitions made in January 2017, the purchase consideration included ¥8 million rmb paid in cash. We recorded a net payment in cash of $0.14 million in the “Cash Flows from Investing Activities” net of the effects from the ¥7.1 million rmb cash we acquired in the target companies’ working capital. We will keep and aggregate this net payment with the $5.4 million payment for June 2016 acquisitions in the investing activities section of the statement of cash flow in the amended Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended December 31, 2017

Financial Statements

Notes to Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Recent accounting pronouncements, page 7

4.	We note your disclosure that ASU 2016-10 is effective beginning January 1, 2018. Given that the ASU is effective for fiscal years beginning after December 15, 2017, it would appear as though the ASU applies to you beginning July 1, 2018. Your disclosure concerning the effectiveness of ASU 2016-11, and 2016-12 should be similarly revised.

Response:

In the amended Form 10-Q/A we will revise our disclosure of recent accounting pronouncements in Note 2 that ASU 2016-10, 2016-11, 2016-12 will be effective for us beginning July 1, 2018.

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Liquidity and Capital Resources

Inventories, page 34

5.	We note that the primary reason for the increase in inventories since June 30, 2017 is due to the increase in Jinong’s inventory of $329,000. However, the total increase in inventory from June 30, 2017 to December 31, 2017 is $27.6 million. Please tell us and revise to disclose the other factors that resulted in the significant increase in inventory from June 30, 2017 to December 31, 2017. Also, we note that the allowance for doubtful accounts has increased $4.5 million in the first half of fiscal 2018. In this regard, if there are material changes in the allowance for doubtful accounts or other valuation and qualifying accounts, please consider including Schedule II in your next Form 10-K as required by Rule 5-04 of Regulation S-X.

Response:

In the amended Form 10-Q/A, we will revise our disclosure of changes in inventories (page 34 of the current 10-Q) to read “We had inventories of $105,613,585 as of December 31, 2017, as compared to $78,013,891 as of June 30, 2017, an increase of $27,599,694, or 35.4%. The increase was primarily attributable to changes in Gufeng’s inventory. As of December 31, 2017, Gufeng’s inventory was $ 82,031,649, representing an increase of $26,312,857, as compared to $55,718,792 as of June 30, 2017.” As required by Rule 5-04 of Regulation S-X, we will include Schedule II in our future Form 10-K when there are material changes in the allowance for doubtful accounts or other valuation and qualifying accounts.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li
Chief Executive Officer

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